Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
THE ANDERSONS, INC.

	Six months ended June 30,
(in thousands, except for ratio)	2015	2014
Computation of earnings
Pretax income (a)	$35,955	$62,271
Add:
Interest expense on indebtedness	10,063	12,148
Amortization of debt issue costs	535	875
Interest portion of rent expense (b)	4,298	3,757
Distributed income of equity investees	17,356	65,911
Earnings	$68,207	$144,962

Computation of fixed charges
Interest expense on indebtedness	$10,063	$12,148
Amortization of debt issue costs	535	875
Interest portion of rent expense (b)	4,298	3,757
Fixed charges	$14,896	$16,780

Ratio of earnings to fixed charges	4.58	8.64

(a) Pretax income as presented is income from continuing operations before adjustment for income or loss from equity investees.
(b) The portion of rent expense on operating leases included in the calculation of the fixed charges ratio above is a reasonable approximation of the interest factor on those agreements.